Tesoro Logistics LP

Tesoro Finance Corp.

19100 Ridgewood Pkwy

San Antonio, TX 78259

(210) 626-6000

VIA EDGAR

February 26, 2016

Re:	Tesoro Logistics LP,

Tesoro Logistics Finance Corp.

and Subsidiary Guarantors

Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, of Tesoro Logistics LP, a Delaware limited partnership, and Tesoro Logistics Finance Corp., a Delaware corporation (together, the “Issuers”), and the additional registrants listed therein (collectively, the “Guarantors” and, together with the Issuers, the “Registrants”), registering the Issuers’ offer to exchange (1) $500,000,000 aggregate principal amount of their 5.50% Senior Notes due 2019 (the “2019 Exchange Notes”) for any and all of their outstanding 5.50% Senior Notes due 2019 that were issued on October 29, 2014 (the “2019 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act and (2) $800,000,000 aggregate principal amount of their 6.25% Senior Notes due 2022 (the “2022 Exchange Notes” and, together with the 2019 Exchange Notes, the “Exchange Notes”) for any and all of their outstanding 6.25% Senior Notes due 2022 that were issued on October 29, 2014 (the “2022 Outstanding Notes” and, together with the 2019 Outstanding Notes, the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, which are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants hereby make the following representations to the Staff of the Commission:

1.    The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2.    No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $130,910 has previously been deposited by wire transfer of same day funds to the Commission’s account at US Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Kenneth B. Wallach at (212) 455-3352 or Jonathan Ozner at (212) 455-2632 of Simpson Thacher & Bartlett LLP, counsel to the Registrants.

Very truly yours,

/s/ Carrie P. Ryan
Name: Carrie P. Ryan
Title: Secretary